Filed pursuant to 424(b)(3)
Registration No. 333-169345

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 5 DATED FEBRUARY 13, 2012
TO THE PROSPECTUS DATED JULY 5, 2011

This Supplement No. 5 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated July 5, 2011, Supplement No. 1 dated August 18, 2011, Supplement No. 2 dated October 28, 2011, Supplement No. 3 dated November 15, 2011, and Supplement No. 4 dated January 13, 2012.  Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose the following:

•                  the status of our public offering; and

•                  the appointment of certain executive officers.

Status of the Offering

On July 5, 2011, our current follow-on public offering of common stock commenced.  Through February 3, 2012, including our initial public offering which ended July 3, 2011, we had accepted investors’ subscriptions for and issued approximately 24.2 million shares of our common stock pursuant to the primary portion of such offerings, resulting in aggregate gross proceeds of approximately $241.4 million.  As of February 3, 2012, approximately 49.1 million shares of our common stock remain available for sale in our primary offering, and approximately 24.4 million shares of our common stock remain available for issuance under our distribution reinvestment plan.  We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

On November 9, 2011, our board of directors determined to end offering activities in respect of the sale of shares in the primary portion of this offering on February 15, 2012.  We will continue to process subscription agreements received after the above date and terminate all sales under the primary portion of this offering no later than March 15, 2012.  Offering activities could be terminated earlier in our discretion.  We plan to continue to offer shares under our distribution reinvestment plan beyond the above dates.

Management

Executive Officers and Directors

The following information supplements, supersedes, and replaces, as necessary the information contained in the “Management — Executive Officers and Directors” section of the prospectus:

On January 23, 2012, our board of directors elevated Robert S. Aisner from his positions as our Chief Executive Officer and President to Vice Chairman of the board of directors.  Michael J. O’Hanlon was appointed as Chief Executive Officer and President to fill the vacancies created by Mr. Aisner’s promotion.  The board also elected S. Jason Hall as our Treasurer.  As Treasurer, Mr. Hall is our principal accounting officer.  On January 30, 2012, our board of directors appointed Andrew J. Bruce as our Chief Financial Officer.

Mr. O’Hanlon, 60, also serves as Chief Executive Officer and President of several other Behringer Harvard—sponsored programs, including Behringer Harvard Opportunity REIT I, Inc., another public non-traded REIT, effective as of January 20, 2012.  Prior to his appointment, Mr. O’Hanlon was an independent director of Behringer Harvard Multifamily REIT II, Inc., a public non-traded REIT sponsored by Behringer Harvard, from September 2011 through December 2011.  From September 2010 to December 2011, Mr. O’Hanlon was President and Chief Operating Officer of Billingsley Company, a major Dallas, Texas-based owner, operator and developer that has interests in commercial office, industrial, retail, and multifamily properties.  From November 2007 to October 2009, Mr. O’Hanlon served as Chief Executive Officer and President for Inland Western Retail Real Estate Trust, Inc., a public non-traded REIT, where he was responsible for an $8.5 billion national retail and office portfolio consisting of 335 properties and 51 million square feet.  From January 2005 to October 2007, Mr. O’Hanlon served as head of Asset Management for Inland Real Estate Group of Companies.  In total, Mr. O’Hanlon has over 30 years of management experience with public and private firms with commercial real estate portfolios, with a broad range of responsibilities including overseeing acquisitions, dispositions, restructurings, joint ventures and capital raising, and with experience with a diverse group of real estate-

related investments including multifamily and debt-related investments.  Mr. O’Hanlon received a Masters of Business Administration, Finance — Money and Financial Markets degree in 1979 from Columbia University Graduate School of Business.  Mr. O’Hanlon has also received a Bachelor of Science, Accounting degree in 1973 from Fordham University.  Mr. O’Hanlon has served and been an active member of the Real Estate Roundtable, NAREIT, ICSC and ULI.

Mr. Bruce, 40, also serves as the Chief Financial Officer of Behringer Harvard Opportunity REIT I, Inc. as of February 2012.  Mr. Bruce previously served as the Senior Vice President — Capital Markets for Behringer Harvard from March 2006 to January 2012 and was responsible for managing the financing activities for the Behringer Harvard programs, including the structuring and placement of commercial debt for new acquisitions and developments, for the refinancing of existing debt, debt restructurings, and for fund level credit facilities.  Prior to joining Behringer Harvard, from 1994 to early 2006, Mr. Bruce worked for AMLI Residential Properties Trust in Dallas and in Chicago.  While at AMLI, Mr. Bruce was responsible for placing AMLI’s secured and unsecured debt and for overseeing the underwriting projections for new development and co-investment projects.  Mr. Bruce holds a Masters in Business Administration degree from the University of Chicago, and a CPA designation.  Mr. Bruce graduated from Western Michigan University with a Bachelor of Business Administration degree.  Associations with which Mr. Bruce is currently affiliated include ULI (Full Member and Inner-City Council Leader), NAREIT, and Family Gateway Affordable Housing, Inc. where he serves as a board member and Vice Chairman.

Mr. Hall, 45, also serves as our Senior Controller and Director of Financial Reporting and is responsible for our accounting and financial reporting.  He has held the position of Director of Financial Reporting for us and other Behringer Harvard-sponsored programs since 2010.  Mr. Hall joined Behringer Harvard in 2005 as SEC Reporting Manager.  From 2000 to 2004, he served in a number of accounting positions, including Corporate Controller from 2003 to 2004, at Aegis Communications Group, Inc., then publicly traded on NASDAQ and the nation’s seventh largest provider of outsourced customer care services.  Prior to joining Aegis Communications Group, Mr. Hall spent five years as Corporate Controller for a private distribution company and three years in public accounting.  Mr. Hall is a certified public accountant in the state of Texas and received a Bachelor of Business Administration in Finance from Angelo State University and a Master of Business Administration from Tarleton State University.